Exhibit 99.1

Press release ING Corporate Communications Amsterdam, 30 April 2026 ING posts 1Q2026 net result of €1,556 million, driven by continued growth in customer balances and fee income Profit before tax of €2,258 million, up 6% year - on - year and 8% quarter - on - quarter • Further increase in commercial net interest income, supported by sustained growth in customer balances and a higher liability margin • Strong fee income growth in both Retail and Wholesale Banking, up 13% year - on - year • Operating expenses decline compared with the fourth quarter and are broadly stable year - on - year • Four - quarter rolling average return on tangible equity of 13.9%; CET1 ratio of 13.0% • Announcement of a €1.0 billion share buyback CEO statement “The first quarter of 2026 unfolded against a backdrop of ongoing geopolitical and macroeconomic uncertainty, marked by energy - security risks in the Middle East and the direct and indirect effects across the economies in which we operate. We continue to support our customers and clients in navigating these circumstances,” said Steven van Rijswijk, CEO of ING Group. “Our strong performance demonstrates the resilience of our business. We worked closely with our customers and clients on financing, transactions and risk management, while executing our strategy of accelerating growth, increasing impact and delivering value. Based on current assumptions and scenarios, we’re on track to achieve our upgraded outlook as communicated during our 2025 full - year results. “Our mobile primary customer base has increased by 125,000, particularly supported by growth in Germany, Poland and Spain, as we continue to do more business with more customers. The number of active investment product customers has increased by 116,000, with strong growth in Germany. “Total income has risen 3% and our net result has increased 7% year - on - year, supported by strong commercial net interest income and a 13% year - on - year increase in fee income. This was mainly driven by our growing customer base and higher customer trading activity in Retail Banking, and strong deal flow in Wholesale Banking, especially in Lending, Trade Finance Services and Corporate Finance. “Lending volumes in Retail Banking have grown by €9.4 billion, of which €5.9 billion in mortgages, driven by strong production in the Netherlands, Germany, Italy and Australia as demand for mortgages remained solid. Business Banking lending has grown by €2.6 billion as we continue to expand our franchise. In Private Banking & Wealth Management, assets under management and e - brokerage have increased to €281 billion, up 15% year - on - year. Retail deposits have grown by €4.3 billion due to inflows in savings and deposits, while at the same time customers continued to move money into investment products. “In Wholesale Banking, lending has grown by € 5 . 6 billion, driven by a strong net inflow in Lending . Wholesale Banking deposits have grown by € 2 . 9 billion, reflecting higher balances in Payments & Cash Management . Our sustainable volume mobilised has increased to € 34 billion, 11 % higher than in the same period last year as we continue to support our clients in their sustainable transitions . “Expenses excluding regulatory costs declined 3% versus the previous quarter while showing only a moderate increase year - on - year, as we maintain a disciplined approach to managing our cost structure. Risk costs remained below the through - the - cycle - average at 19 basis points, as a prudent management overlay to address the possible economic effects of the war in the Middle East was offset by repayments. The four - quarter rolling average return on tangible equity rose to 13.9% and our CET1 ratio was 13.0%, which includes the impact of an updated dividend reserving approach. “We announce a share buyback programme of €1.0 billion as we continue to return capital in excess of our ~13% target to our shareholders. Operating at the right level of capital is in the best interest of all our stakeholders, including our customers and the economies where we do business. “We are confident in our ability to serve our customers and clients from a position of strength as we navigate the ongoing geopolitical and macroeconomic uncertainties. We thank our employees across the world who have contributed to our strong performance this quarter.” Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 30 April 2026 at 9:00 am CET +31 20 708 5074 (NL) +44 330 551 0202 (UK) (Registration required via invitation) Live audio webcast at www.ing.com

Business Highlights

Net core lending growth	Profit before tax	CET1 ratio
€15.0 bln	**€2,258 mln**	**13.0%**
+8% annualised growth	+6% vs 1Q2025	-9 bps vs 4Q2025
Net core deposits growth	**Fee income**	**Return on tangible equity (ROTE)**
€7.2 bln	**€1,236 mln**	**13.6%**
+4% annualised growth	+13% vs 1Q2025	+130 bps vs 1Q2025

Superior value for customers

NPS score Retail Banking[1]:
Ranked #1 in 5 of 9 retail markets

Mobile primary customers[2]:
+125,000 in 1Q2026

In Retail, we have gained 125,000 additional mobile primary customers in the quarter to reach a total of over 15.5 million mobile primary customers out of our nearly 41 million total number of customers. In terms of NPS, we are the number-one ranked bank in five out of nine retail markets where we serve private individuals.

In the Netherlands, we successfully piloted the use of Agentic AI in our mortgage business, which enables us to reduce friction and achieve a shorter time-to-yes, and provide our customers with a better overall experience when arranging a mortgage to buy a home.

We made progress with the rollout of Wero, Europe's new digital payment solution, designed to enable instant account-to-account payments across Europe. Following earlier introductions in Belgium and Germany, we launched Wero in the Netherlands in the first quarter. In Belgium, we also introduced the e-commerce solution.

In Italy, we launched Business Banking, allowing us to offer tailored services to entrepreneurs in that market as we further expand our Business Banking footprint in Europe.

We were ranked number one in Spain and in Australia in Forbes' 2026 ranking of the World's Best Banks. In Private Banking & Wealth Management, we were awarded Best Private Banking and Best for Alternative Investments in the Netherlands by Euromoney and Best Online Broker in the Direct Banks category by Börse Online in Germany. We also won the Golden Bull Award for Best Investing Institution of the Year by Dutch investment news platform IEX.

Sustainability

Volume mobilised[3]:
€33.7 bln in 1Q2026
vs €30.3 bln in 1Q2025

Sustainability deals supported by ING:
175 in 1Q2026
vs 193 in 1Q2025

During the first quarter we increased our sustainable volume mobilised to €34 billion, up 11% from €30 billion in the same period last year as we remain committed to supporting our clients in their sustainable transitions.

In Wholesale Banking, ING was involved in several renewable energy transactions, including Romania's largest hybrid solar-plus-storage project.

In Business Banking in the Netherlands, we helped finance Europe's second largest floating solar park. This reflects our continued efforts to support clients in financing renewable power generation.

As one of the largest mortgage providers in Europe, we also help our customers in making their homes more sustainable. In Retail Banking in Romania, for example, we launched an energy-efficiency simulator, which helps customers understand their home's energy label and provides potential savings and improvement options.

Society is transitioning to a low-carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that's not. See how we're progressing at ing.com/climate.

[1] Excluding Luxembourg, where activities for private individuals are being gradually phased out
[2] Includes private individuals only; excluding Luxembourg as from 1Q2026
[3] See our Annual Report for definition

ING Press Release 1Q2026 2

Consolidated Results

Consolidated results	1Q2026	1Q2025	Change	4Q2025	Change
Profit or loss (in € million)					
Commercial net interest income[1]	4,060	3,794	7.0%	3,928	3.4%
Other net interest income	-5	-172		-110	
Net interest income	4,055	3,622	12.0%	3,818	6.2%
Net fee and commission income	1,236	1,094	13.0%	1,221	1.2%
Investment income	7	27	-74.1%	15	-53.3%
Other income	526	893	-41.1%	744	-29.3%
Total income	**5,823**	**5,637**	**3.3%**	**5,797**	**0.4%**
Expenses excl. regulatory costs	2,896	2,839	2.0%	2,977	-2.7%
Regulatory costs[2]	324	361	-10.2%	361	-10.2%
Operating expenses	**3,219**	**3,200**	**0.6%**	**3,337**	**-3.5%**
Gross result	**2,604**	**2,437**	**6.9%**	**2,460**	**5.9%**
Addition to loan loss provisions	346	313	10.5%	365	-5.2%
Result before tax	**2,258**	**2,124**	**6.3%**	**2,095**	**7.8%**
Taxation	652	604	7.9%	606	7.6%
Non-controlling interests	50	65	-23.1%	78	-35.9%
Net result[3]	**1,556**	**1,455**	**6.9%**	**1,411**	**10.3%**
Commercial growth					
Net core lending growth (in € billion)[4]	15.0	6.8		20.4	
Net core deposits growth (in € billion)[4]	7.2	22.6		9.5	
Profitability and efficiency					
Net interest margin[5]	1.46%	1.36%		1.40%	
Commercial net interest margin[6]	2.26%	2.26%		2.23%	
Cost/income ratio	55.3%	56.8%		57.6%	
Risk costs in bps of average customer lending	19	18		20	
Net result per share (in euros)	0.54	0.47	14.9%	0.48	12.5%
Return on tangible equity (ROTE)[7]	13.6%	12.3%		12.2%	
ING Group common equity Tier 1 ratio	13.0%	13.6%		13.1%	
Risk-weighted assets (end of period, in € billion)	344.3	337.2	2.1%	340.7	1.1%

1) Commercial net interest income (NII) is the sum of lending NII and liability NII (excluding significant volatile items). For a reconciliation with total NII see page 15.
2) Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and resolution funds.
3) Net result reflects the net result attributable to shareholders of the parent.
4) Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.
5) Net interest margin reflects annualised total NII as a percentage of average assets.
6) Commercial net interest margin reflects annualised commercial NII as a percentage of average customer lending excluding Financial Markets and Treasury.
7) Annualised net result divided by average IFRS-EU shareholders' equity (excluding reserved profits not included in CET1 capital and intangible assets). See page 15.

Total income

Total income in 1Q2026 was strong at €5,823 million, representing a 3.3% increase year-on-year and 0.4% higher compared with 4Q2025. Commercial net interest income continued to rise, supported by sustained growth in customer balances and an improvement in the average liability margin, while fee income showed double-digit growth year-on-year. This was partly offset by a lower contribution from other income, primarily in Treasury, reflecting heightened market volatility.

Net core lending growth was €15.0 billion this quarter, corresponding to an annualised growth rate of 8.3%. Retail Banking recorded €9.4 billion of net core lending growth, driven by the continued expansion of the mortgage portfolio as demand for mortgages remained solid, alongside growth in both business and consumer lending. Wholesale Banking delivered €5.6 billion of quarterly lending growth, supported by a strong net inflow in Lending, partly offset by the repayment of a short-term Working Capital Solutions facility in 1Q2026.

Net core deposits growth was €7.2 billion in the quarter, an annualised 4.0% growth. Retail Banking contributed €4.3 billion, with strong inflows in savings and term deposits more than offsetting a seasonal outflow from current accounts and conversion into investment products. In Wholesale Banking, net core deposits grew by €2.9 billion, reflecting higher balances in Payments & Cash Management (PCM).

Commercial net interest income rose 3.4% quarter-on-quarter to €4,060 million. This growth was driven by an increase in customer balances and a higher average liability margin. Lending net interest income rose 1.8% compared with 4Q2025, reflecting higher lending volumes in both Retail and Wholesale Banking, while the average lending margin remained stable at 1.26%. Liability net interest income increased 5.3% sequentially, supported by growth in deposit volumes and an improvement in the average liability margin to 1.04% from 0.99% in 4Q2025.

Year-on-year, commercial net interest income increased by €266 million, or 7.0%, driven by strong growth in customer balances at a stable margin of 2.26%.

Other net interest income increased strongly compared with both 1Q2025 and 4Q2025, reflecting higher Treasury-related interest income.

ING Press Release 1Q2026 3

Consolidated Results

Net interest income (in € million) and commercial net interest margin (in %)



2.26%
2.23%
2.22%
2.23%
2.26%
3,622
3,536
3,705
3,818
4,055
1,685
1,659
1,674
1,704
1,795
2,109
2,113
2,149
2,224
2,265
1Q2025
2Q2025
3Q2025
4Q2025
1Q2026
Lending NII
Liability NII
Other NII
Commercial NIM

Net fee and commission income increased by €142 million, or 13% year-on-year. In Retail Banking, this was driven by continued growth in the customer base, increased cross-selling and higher client volumes and trading activity in investment products. In Wholesale Banking, fee income increased 11%, supported by a stronger deal flow in Lending, Trade Finance Services, and Corporate Finance.

Sequentially, net fee and commission income increased 1.2%. Fee income in Retail Banking reflected a further increase in the number of investment accounts, higher customer trading activity and growth in the insurance portfolio. Wholesale Banking achieved a higher deal flow in Capital Markets issuance, Trade Finance Services and Corporate Finance. Daily banking fee income in 1Q2026 was supported by a structural shift from 'other income', while the previous quarter had benefited from a €66 million positive one-off related to the retroactive reclassification of brokerage expenses in Retail Banking Germany.

Investment income in 1Q2026 amounted to €7 million compared with €27 million in 1Q2025, which had included a €39 million interim dividend from our stake in the Bank of Beijing, whereas no interim dividend was received in 2026. In 4Q2025, investment income was €15 million.

Other income declined compared with both comparable quarters. Heightened market volatility in 1Q2026, following the war in the Middle East, weighed on derivative valuations and hedge ineffectiveness results in Treasury. Financial Markets results were impacted by a sharp increase in interest rates.

Operating expenses

Total operating expenses were €3,219 million, including €324 million in regulatory costs and €30 million in incidental items.

Excluding regulatory costs and incidental items, operating expenses were €2,865 million, an increase of 1.1% year-on-year. Continued cost discipline and savings from prior restructurings largely offset the impact of wage inflation, while allowing for ongoing investments to support business growth.

Sequentially, expenses excluding regulatory costs and incidental items declined marginally, driven by seasonally lower customer acquisition expenses and savings in professional services, while 4Q2025 had benefited from a VAT refund recognised within the Corporate Line.

Operating expenses (in € million)



3,200
3,034
3,012
3,337
3,219
361
4
78
116
67
73
361
104
324
30
2,835
2,841
2,872
2,872
2,865
1Q2025
2Q2025
3Q2025
4Q2025
1Q2026
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Regulatory costs were €324 million and are seasonally higher in the first quarter of the year. This reflects the accounting requirement to recognise certain annual charges in full in the first quarter, such as the contributions to the Belgian deposit guarantee scheme and the Belgian bank tax (whereas the annual Dutch bank tax is recorded in the fourth quarter). Year-on-year, regulatory costs decreased by €37 million, reflecting lower contributions in Belgium and Germany, that were partly offset by higher charges in Poland and Romania.

Incidental expense items totalled €30 million in 1Q2026, of which €25 million related to restructuring provisions for planned FTE reductions in Wholesale Banking and in Retail Banking Belgium. Once fully implemented, these measures are expected to deliver approximately €20 million in annualised cost savings. By comparison, incidental expense items were €4 million in 1Q2025 and €104 million in 4Q2025, with the latter also largely related to restructuring.

Addition to loan loss provisions

Net additions to loan loss provisions amounted to €346 million in 1Q2026. This is equivalent to 19 basis points of average customer lending, remaining below our through-the-cycle average of around 20 basis points.

Total net additions to Stage 3 provisions in 1Q2026 were €297 million, significantly lower than the €389 million recorded in the previous quarter. The decline was primarily driven by a large repayment of a Stage 3 loan in Wholesale Banking.

Total Stage 1 and 2 risk costs amounted to €50 million. This includes the majority of a €94 million addition to management overlays to address the possible impact of higher energy prices and broader economic effects of the war in the Middle East, partly offset by releases in Stage 2 provisions for files that have moved to Stage 3.

ING Press Release 1Q2026 4

Consolidated Results

Addition to loan loss provisions (in € million)


313
98
215
299
78
221
326
361
-35
365
389
-24
346
50
297
1Q2025
2Q2025
3Q2025
4Q2025
1Q2026
Stage 3
Stages 1 & 2

Risk costs for Retail Banking were €275 million (or 21 basis points of average customer lending) and included a €45 million overlay related to the war in the Middle East. Net additions were largely related to the business and consumer lending portfolios, while mortgage-related risk costs remained low.

Wholesale Banking recorded risk costs of €62 million, equivalent to 12 basis points of average customer lending. A €49 million management overlay related to the war in the Middle East was more than offset by a provision release following a large repayment of a Stage 3 loan.

Net result

The net result for 1Q2026 amounted to €1,556 million, representing a 6.9% increase year-on-year and a 10.3% increase compared with 4Q2025. As a result of share buybacks and the resulting lower number of outstanding shares, the net result per share rose by 14.9% year-on-year and 12.5% quarter-on-quarter.

The effective tax rate for 1Q2026 was 28.9%, including the impact of a significantly higher corporate income tax rate for banks in Poland effective from 2026. This compares with an effective tax rate of 28.4% in 1Q2025 and 28.9% in 4Q2025.

In a quarter characterised by seasonally higher regulatory costs, the return on tangible equity (ROTE) came out at 13.6%, underscoring the Group's strong performance. On a four-quarter rolling average basis, ROTE increased to 13.9%. ING's ROTE is calculated using average IFRS-EU shareholders' equity, excluding intangible assets and 'reserved profit not included in CET1 capital', which amounted to €3,681 million at the end of 1Q2026. This figure includes the full amount of resilient net profit generated in 1Q2026, which has been reserved for expected distribution.

Return on tangible equity (ROTE)


13.2%
13.0%
12.9%
13.6%
13.9%
12.3%
14.3%
15.4%
12.2%
13.6%
1Q2025
2Q2025
3Q2025
4Q2025
1Q2026
Return on tangible equity (quarter)
Return on tangible equity (4-quarter rolling average)

Resilient net profit is defined as net profit adjusted for significant items that are not related to the normal course of business. In the absence of such items, resilient net profit was equal to reported net profit, both in 4Q2025 and in 1Q2026.

Outlook for 2026 and 2027[1)]

We confirm our outlook for 2026 and 2027.

Based on current assumptions and scenarios, we expect a total income of around €24 billion in 2026. This outlook is supported by volume growth and an anticipated 5-10% increase in fee income. Total operating expenses (excluding incidental cost items) are projected to be in the range of €12.6-€12.8 billion in 2026. For the full year 2026, we expect an effective tax rate of 29-31%. We maintain our CET1 capital ratio guidance at ~13%. The return on tangible equity (ROTE) is expected to exceed 14% for full-year 2026.

For 2027, we expect total income to exceed €25 billion, including more than €5 billion in fee income. And we anticipate operating expenses (excluding incidental cost items) of around €13 billion, an effective tax rate of 29-31% and an ROTE above 15%. We maintain our CET1 capital ratio guidance at ~13%.

[1)] This outlook excludes the impact of the previously announced sale of ING's business in Russia to Global Development JSC, where we expected a negative P&L impact of around €0.8 billion post tax. It also excludes potential other incidental items and/or one-offs. The outlook and trends discussed in this section are forward-looking statements that are based on management's current expectations and are subject to change, including as a result of the factors described under the section entitled 'Important Legal Information' in this document. ING assumes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information or for any other reason.

ING Press Release 1Q2026 5

Consolidated Balance Sheet

Consolidated balance sheet					
in € million	31 Mar. 26	31 Dec. 25		31 Mar. 26	31 Dec. 25
Assets			**Liabilities**		
Cash and balances with central banks	68,587	52,889	Deposits from banks	32,392	18,517
Loans and advances to banks	31,248	21,204	Customer deposits	753,063	721,367
Financial assets at fair value through profit or loss	157,171	133,157	- current accounts / overnight deposits	239,938	238,934
- trading assets	61,862	55,730	- savings accounts	386,700	382,066
- non-trading derivatives	1,983	1,657	- time deposits	120,239	98,599
- designated as at fair value through profit or loss	3,290	3,448	- other customer deposits	6,186	1,768
- mandatorily at fair value through profit or loss	90,036	72,322	Financial liabilities at fair value through profit or loss	101,438	80,532
Financial assets at fair value through OCI	62,556	56,662	- trading liabilities	28,142	23,427
- equity securities fair value through OCI	2,712	2,607	- non-trading derivatives	1,618	1,338
- debt securities fair value through OCI	56,618	50,817	- designated as at fair value through profit or loss	71,678	55,768
- loans and advances fair value through OCI	3,225	3,238	Other liabilities	15,654	13,705
Securities at amortised cost	63,614	53,867	Debt securities in issue	163,281	151,231
Loans and advances to customers	738,043	721,705	Subordinated loans	19,617	18,100
- customer lending	744,039	727,599	**Total liabilities**	**1,085,446**	**1,003,452**
- provision for loan losses	-5,996	-5,894			
Investments in associates and joint ventures	1,524	1,607	**Equity**		
Property and equipment	2,589	2,478	Shareholders' equity	50,872	49,698
Intangible assets	1,552	1,510	Non-controlling interests	1,192	1,255
Other assets[1]	10,628	9,326	**Total equity**	**52,064**	**50,953**
Total assets	**1,137,511**	**1,054,405**	**Total liabilities and equity**	**1,137,511**	**1,054,405**

[1] Other assets per 31 December 2025 includes €164 million assets held for sale.

Balance sheet

In 1Q2026, ING's balance sheet rose by €83 billion to €1,138 billion, including €3 billion of positive currency impacts (mainly due to the appreciation of the US dollar against the euro). The increase on the asset side of the balance sheet was mainly visible in financial assets at fair value through profit and loss (€+24 billion), cash and balances with central banks (€+16 billion) and loans and advances to banks (€+10 billion), which had all been at relatively low levels at year-end 2025. Customer lending increased by €16 billion, reflecting continued strong growth in both Retail Banking and Wholesale Banking. Securities at amortised cost and financial assets at fair value through OCI increased by €10 billion and €6 billion respectively, reflecting investments in high-quality liquid assets.

On the liability side of the balance sheet, the increase was predominantly in customer deposits, which rose by €32 billion. This reflected higher Treasury balances following a low level at year-end 2025, alongside continued deposit growth in both Retail Banking and Wholesale Banking. Other notable increases were recorded in financial liabilities at fair value through profit and loss (€+21 billion) and deposits from banks (€+14 billion), which both had also been at relatively low levels at year-end 2025. Debt securities in issue increased by €12 billion, of which €11 billion related to certificates of deposit and commercial paper issued for liquidity management purposes.

Shareholders' equity

Shareholders' equity increased by €1,175 million in 1Q2026, primarily reflecting the €1,556 million net result recorded for 1Q2026, partly offset by a decline in the cashflow hedge reserve due to interest rate movements.

Change in shareholders' equity	
in € million	1Q2026
Shareholders' equity beginning of period	**49,698**
Net result for the period	1,556
(Un)realised gains/losses fair value through OCI	22
Change in cashflow hedge reserve	-517
Change in treasury shares (incl. share buyback)	-72
Exchange rate differences	162
Other changes	23
Total changes	**1,175**
Shareholders' equity end of period	**50,872**

Shareholders' equity per share increased to €17.68 on 31 March 2026, up from €17.12 on 31 December 2025.

ING Press Release 1Q2026

6

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	31 Mar. 2026	31 Dec. 2025
Shareholders' equity (parent)	50,872	49,698
Reserved profits not included in CET1 capital	-3,681	-2,125
Other regulatory adjustments	-2,462	-3,006
Available common equity Tier 1 capital	**44,729**	**44,567**
Additional Tier 1 securities	8,999	7,459
Regulatory adjustments additional Tier 1	114	112
Available Tier 1 capital	**53,842**	**52,138**
Supplementary capital - Tier 2 bonds	9,068	10,608
Regulatory adjustments Tier 2	106	98
Available Total capital	**63,016**	**62,845**
Risk-weighted assets	344,303	340,739
Common equity Tier 1 ratio	**13.0%**	**13.1%**
Tier 1 ratio	15.6%	15.3%
Total capital ratio	18.3%	18.4%
Leverage Ratio	**4.3%**	**4.5%**

Capital ratios

The CET1 ratio at the end of 1Q2026 was 13.0%, in line with ING's target of around 13%. The nine basis-point decline compared with the 13.1% at the end of 4Q2025 was mainly due to an increase in risk-weighted assets, reflecting business growth. CET1 capital remained broadly stable, as the €1,556 million net profit generated in 1Q2026 was fully allocated to reserved profits outside of CET1 capital, following the implementation of an updated dividend reserving approach.

From 1Q2026 onwards, ING has updated its dividend reserving approach to ensure compliance with EBA Q&A guidance. Under the revised approach, additional distributions will primarily be financed through upfront reserving. The transition to this approach resulted in a CET1 ratio that was around 23 basis points lower than under the previous approach. ING's distribution policy remains unchanged.

The Tier 1 ratio rose by 34 basis points to 15.6% following the issuance of a $1.5 billion AT1 instrument. The Total capital ratio decreased by 14 basis points to 18.3%, following the announcement of a €1.5 billion Tier 2 call.

The leverage ratio declined to 4.3% due to an increase in total assets (from a relatively low level at year-end 2025), partly offset by the increase in Tier 1 capital.

Risk-weighted assets (RWA)

Total RWA increased by €3.6 billion in 1Q2026.

ING Group: Composition of RWA		
in € billion	31 Mar. 2026	31 Dec. 2025
Credit RWA	284.4	280.7
Operational RWA	45.3	45.3
Market RWA	14.6	14.8
Total RWA	**344.3**	**340.7**

Excluding a €0.9 billion FX impact, credit RWA increased by €2.8 billion in 1Q2026, mainly driven by business growth.

Operational RWA remained flat and market RWA decreased by €0.2 billion.

Distribution

Resilient net profit, which is defined as net profit adjusted for significant items that are not related to the normal course of business, was equal to reported net profit in 1Q2026 and amounted to €1,556 million. ING has fully reserved the net profit in 1Q2026 to facilitate the transition to the new dividend reserving approach.

The final cash dividend over 2025 of €0.736 per ordinary share was approved by shareholders at the Annual General Meeting on 14 April 2026 and was paid on 24 April 2026.

Today, ING announced the start of a share buyback programme under which it plans to repurchase ordinary shares of ING Group for a maximum total amount of €1.0 billion. The purpose of the programme is to maintain our CET1 ratio in line with our target of ~13%. The distribution will have an impact of roughly 29 basis points on our CET1 ratio, of which 23 basis points are already reflected in the reported CET1 ratio for 1Q2026.

The additional shareholder distribution of up to €1.6 billion, as announced on 30 October 2025, has been completed. As part of this, an amount of €500 million was distributed in cash to shareholders, for which €0.172 per share was paid on 15 January 2026. The share buyback programme was completed on 27 April 2026. A total of 47 million ordinary shares have been repurchased for a total consideration of €1.1 billion.

CET1 requirement

ING targets a CET1 ratio of around 13%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 11.06%. This requirement increased by three basis points compared with 4Q2025 due to an increase in the Pillar 2 requirement following the ECB's SREP decision as announced in October 2025.

ING's fully loaded CET1 requirement was 11.08% at the end of 1Q2026, one basis point lower than at the end of 4Q2025.

ING Press Release 1Q2026 7

Capital, Liquidity and Funding

MREL and TLAC requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

ING's MREL requirement (including buffer requirements) at the end of 1Q2026 was 28.22% of RWA and 7.24% of leverage exposure. The MREL capacity increased in 1Q2026, mainly due to the issuance of two Green HoldCo Senior instruments of €1.25 billion each and the issuance of two HoldCo Senior instruments of $1.5 billion each. This was partly offset by the loss of MREL eligibility for two other HoldCo Senior instruments (€1.5 billion and $1.5 billion). The increase in MREL capacity is reflected in a higher surplus based on RWA, while an increased exposure caused the MREL surplus based on leverage exposure to decrease.

The prevailing TLAC requirements (including buffer requirements) at the end of 1Q2026 were 23.60% of RWA and 6.75% of leverage exposure.

ING Group: MREL and TLAC requirements

in € million	31 Mar. 2026	31 Dec. 2025
MREL / TLAC capacity	111,265	108,507
MREL / TLAC (as a % of RWA)	32.3%	31.8%
MREL / TLAC (as a % of leverage exposure)	9.0%	9.4%
MREL surplus based on LR requirement	**21,376**	**24,850**
MREL surplus based on RWA requirement	**14,091**	**12,293**
TLAC surplus based on LR requirement	**27,460**	**30,512**
TLAC surplus based on RWA requirement	**29,998**	**28,035**

Liquidity and funding

In 1Q2026, the 12-month moving average Liquidity Coverage Ratio (LCR) decreased slightly to 139%.

LCR 12-month moving average

in € billion	31 Mar. 2026	31 Dec. 2025
Level 1	188.7	189.9
Level 2A	2.1	2.5
Level 2B	7.8	7.8
Total HQLA	**198.6**	**200.2**
Outflow	**246.6**	**245.4**
Inflow	**103.1**	**102.5**
LCR	**139%**	**140%**

At the end of 1Q2026, the Net Stable Funding Ratio of ING stood at 128%, which is comfortably above the regulatory minimum of 100%.

Overall balance sheet growth was supported by continued inflows into private individual deposits, as well as by stronger growth in wholesale and short-term funding (from relatively low levels at year-end 2025), resulting in a well-diversified funding mix.

ING Group: Loan-to-deposit ratio and funding mix

	31 Mar. 2026	31 Dec. 2025
Loan-to-deposit ratio	0.98	1.00
Funding mix		
Customer deposits (private individuals)	50%	53%
Customer deposits (other)	22%	22%
Lending / repurchase agreements	7%	5%
Interbank	3%	2%
CD/CP	6%	5%
Long-term senior debt	10%	11%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position (excluding AT1) increased by €1.6 billion versus 4Q2025. The change was caused by a combination of issuances, redemptions and FX movements.

Long-term debt maturity ladder per currency, 31 March 2026

in € billion	Total	2026	2027	2028	2029	2030	2031	>2031
EUR	83	6	6	11	11	12	6	34
USD	23	1	3	2	2	2	1	11
Other	15	1	2	3	3	2	1	4
Total	**121**	**8**	**10**	**16**	**16**	**15**	**8**	**48**

Ratings

On 21 April, Moody's announced the revision of ING Bank N.V.'s long-term issuer and senior unsecured ratings from A1 to A2. The adjustment does not reflect a change in ING's underlying fundamentals, but rather the introduction of full depositor preference across the European Union as part of the legislative Crisis Management and Deposit Insurance (CMDI) package. All other ratings remained unchanged during the quarter.

Credit ratings of ING on 29 April 2026

	S&P	Moody's	Fitch	Scope
ING Groep N.V.				
Issuer rating				
Long-term	A-	n/a	A+	AA-
Short-term	A-2	n/a	F1	S-1+
Outlook	Stable	Stable[1]	Stable	Stable
Senior unsecured rating	A-	Baa1	A+	A+
ING Bank N.V.				
Issuer rating				
Long-term	A+	A2	AA-	AA-
Short-term	A-1	P-1	F1+	S-1+
Outlook	Stable	Stable	Stable	Stable
Senior unsecured rating	A+	A2	AA-	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 1Q2026

8

Risk Management

ING Group: Total credit outstandings[1]										
	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
in € million	31 Mar. 2026	31 Dec. 2025	31 Mar. 2026	31 Dec. 2025	31 Mar. 2026	31 Dec. 2025	31 Mar. 2026	31 Dec. 2025	31 Mar. 2026	31 Dec. 2025
Residential mortgages	383,797	376,118	30,666	30,263	8.0%	8.0%	3,342	3,304	0.9%	0.9%
of which Netherlands	134,557	132,094	17,902	17,913	13.3%	13.6%	629	621	0.5%	0.5%
of which Belgium	45,848	45,614	4,228	4,276	9.2%	9.4%	1,174	1,167	2.6%	2.6%
of which Germany	102,684	101,400	3,069	2,967	3.0%	2.9%	585	582	0.6%	0.6%
of which Rest of the world	100,708	97,011	5,468	5,107	5.4%	5.3%	953	935	0.9%	1.0%
Consumer lending	30,331	29,551	2,617	2,561	8.6%	8.7%	1,459	1,411	4.8%	4.8%
Business lending	116,677	114,615	12,473	12,873	10.7%	11.2%	3,732	3,422	3.2%	3.0%
of which business lending Netherlands	45,478	43,843	5,578	5,619	12.3%	12.8%	664	620	1.5%	1.4%
of which business lending Belgium	50,530	50,550	3,989	4,204	7.9%	8.3%	1,902	1,687	3.8%	3.3%
Other retail banking	40,293	38,498	531	497	1.3%	1.3%	226	224	0.6%	0.6%
of which retail-related Treasury	35,438	33,267	0	1	0.0%	0.0%			0.0%	0.0%
Retail Banking	**571,098**	**558,782**	**46,287**	**46,194**	**8.1%**	**8.3%**	**8,759**	**8,361**	**1.5%**	**1.5%**
Lending	169,956	154,633	14,885	13,169	8.8%	8.5%	3,583	3,669	2.1%	2.4%
Daily Banking & Trade Finance	76,728	77,476	6,185	4,319	8.1%	5.6%	667	511	0.9%	0.7%
Financial Markets	10,295	9,610	1,866	1,492	18.1%	15.5%	222	221	2.2%	2.3%
Treasury & Other	39,134	24,753	334	357	0.9%	1.4%	170	164	0.4%	0.7%
Wholesale Banking	**296,113**	**266,472**	**23,270**	**19,337**	**7.9%**	**7.3%**	**4,643**	**4,565**	**1.6%**	**1.7%**
Total loan book	**867,211**	**825,254**	**69,557**	**65,531**	**8.0%**	**7.9%**	**13,402**	**12,926**	**1.5%**	**1.6%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions), assets held for sale and Corporate Line.

Credit risk management

Total credit outstandings increased in 1Q2026, driven by higher Treasury-related outstandings, which had been at relatively low levels at year-end 2025, as well as by growth in Wholesale Banking Lending. Retail Banking also contributed to the increase, reflecting continued growth in residential mortgages.

Stage 2 credit outstandings rose in Wholesale Banking, mainly due to customer-specific situations that do not indicate a structural deterioration in credit quality.

The stock of provisions increased slightly due to higher Stage 3 provisions and the management overlay related to the war in the Middle East. The Stage 3 coverage ratio[1] decreased to 33.5% from 34.4% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance, with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]			
in € million	31 Mar. 2026	31 Dec. 2025	Change
Stage 1 - 12-month ECL	476	446	30
Stage 2 - Lifetime ECL not credit impaired	1,199	1,179	20
Stage 3 - Lifetime ECL credit impaired[2]	4,525	4,476	49
Total	**6,200**	**6,101**	**99**

[1] At the end of March 2026, the stock of provisions included provisions for loans and advances to customers (€5,996 million), loans and advances to central banks (€13 million), loans and advances to banks (€17 million), financial assets at FVOCI (€21 million), securities at amortised cost (€12 million) and ECL provisions for off-balance-sheet exposures (€141 million) recognised as liabilities.
[2] Stage 3 includes €30 million for purchased or originated credit-impaired (POCI) financial assets.

[1] The Stage 3 coverage ratio is determined by dividing Stage 3 provisions by Stage 3 outstandings, with provisions for purchased or originated credit-impaired (POCI) assets excluded from the calculation.

ING Press Release 1Q2026 9

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account					
In € million	1Q2026	1Q2025	Change	4Q2025	Change
Profit or loss					
Commercial net interest income	3,021	2,787	8.4%	2,913	3.7%
Other net interest income	69	-16		7	885.7%
Net interest income	3,091	2,772	11.5%	2,920	5.9%
Net fee and commission income	862	760	13.4%	863	-0.1%
Investment income	4	6	-33.3%	13	-69.2%
Other income	83	253	-67.2%	243	-65.8%
Total income	**4,039**	**3,791**	**6.5%**	**4,039**	**0.0%**
Expenses excl. regulatory costs	1,871	1,851	1.1%	1,950	-4.1%
Regulatory costs	274	322	-14.9%	210	30.5%
Operating expenses	**2,145**	**2,173**	**-1.3%**	**2,160**	**-0.7%**
Gross result	**1,895**	**1,619**	**17.0%**	**1,879**	**0.9%**
Addition to loan loss provisions	275	175	57.1%	177	55.4%
Result before tax	**1,620**	**1,444**	**12.2%**	**1,702**	**-4.8%**
Key financial metrics					
Net core lending growth (in € billion)	9.4	8.6		10.1	
Net core deposits growth (in € billion)	4.3	17.0		11.3	
Cost/income ratio	53.1%	57.3%		53.5%	
Risk costs in bps of average customer lending	21	14		14	
Return on equity based on 13.0% CET1[1]	20.1%	19.6%		22.1%	
Risk-weighted assets (end of period, in € billion)	176.6	168.7	4.7%	174.4	1.3%

1) Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Banking

Retail Banking delivered a strong commercial performance in 1Q2026, supported by continued growth in customer balances, increasing commercial net interest income, strong fee income and disciplined cost management. These positive developments were partly offset by valuation adjustments in Treasury following the heightened market volatility during the quarter, and an overlay in risk costs related to the war in the Middle East. The return on equity in 1Q2026 was 20.1%.

Net core lending growth was €9.4 billion, including €5.9 billion in residential mortgages, driven by strong production in the Netherlands, Germany, Italy and Australia. This was coupled with further growth in the business and consumer lending portfolios across markets.

Net core deposits growth was €4.3 billion, with strong inflows into savings and term deposits — most notably in Poland, Belgium and the Netherlands — that more than offset a seasonal outflow from current accounts.

The sustained growth in customer lending and deposits, together with an improved liability margin, resulted in commercial net interest income increasing 8.4% year-on-year and 3.7% compared with the previous quarter.

Fee and commission income rose 13% year-on-year, reflecting higher fees from investment products, daily banking, insurance and lending. This performance was driven by continued growth in the customer base, increased cross-selling and higher customer investment trading activity. Daily banking fee income also benefited from a structural shift from 'other income' as from 1Q2026.

Other income declined significantly, reflecting reduced Treasury-related income as heightened market volatility in March triggered negative results from hedge ineffectiveness and derivative revaluations.

Expenses excluding regulatory costs remained well controlled. Year-on-year cost growth was limited to 1.1%, while continuing to support investments in commercial growth, technology and the customer experience. Compared with the previous quarter, expenses excluding regulatory costs declined 4.1%, including the effect of seasonally lower customer acquisition expenses.

Net additions to loan loss provisions amounted to €275 million, equivalent to 21 basis points of average customer lending. Risk costs in 1Q2026 included a management overlay of €45 million to address the possible impact of higher energy prices and the secondary effects from the war in the Middle East on the economies of our retail markets.

ING Press Release 1Q2026 10

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account						
	Retail Banking Netherlands			Retail Banking Belgium		
In € million	1Q2026	1Q2025	4Q2025	1Q2026	1Q2025	4Q2025
Profit or loss						
Commercial net interest income	1,000	881	959	451	416	445
Other net interest income	-61	-143	-109	14	26	23
Net interest income	939	739	850	465	442	467
Net fee and commission income	293	257	297	189	176	177
Investment income	5	2	1	-2	0	3
Other income	81	190	139	25	37	44
Total income	**1,319**	**1,188**	**1,286**	**676**	**655**	**692**
Expenses excl. regulatory costs	481	483	527	367	386	422
Regulatory costs	0	0	67	182	226	34
Operating expenses	**481**	**483**	**594**	**549**	**613**	**457**
Gross result	**838**	**705**	**692**	**127**	**42**	**235**
Addition to loan loss provisions	38	21	18	88	40	41
Result before tax	**800**	**683**	**674**	**38**	**2**	**194**
Key financial metrics						
Net core lending growth (in € billion)	4.1	4.4	3.8	0.3	0.0	1.3
Net core deposits growth (in € billion)	-0.1	0.2	5.4	0.5	-0.3	0.2
Cost/income ratio	36.5%	40.7%	46.2%	81.3%	93.6%	66.0%
Risk costs in bps of average customer lending	8	5	4	36	16	16
Return on equity based on 13.0% CET1[1)]	33.1%	30.0%	28.2%	2.4%	-0.3%	12.1%
Risk-weighted assets (end of period, in € billion)	55.7	52.9	54.5	35.1	35.8	36.2

[1)] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Netherlands

Net core lending growth was strong at €4.1 billion, supported by continued expansion in mortgages and strong growth in the business lending portfolio. Core deposits (excluding Treasury) remained broadly stable, as an increase in savings balances from private individuals was offset by outflows in Business Banking, reflecting client withdrawals related to tax payments in the first quarter of every year.

Commercial net interest income increased both year-on-year and sequentially, driven by strong growth in customer balances and an improved liability margin. The combined contribution from other net interest income and other income — both largely linked to Treasury activities — declined compared with both comparable quarters, reflecting heightened market volatility.

Fee income rose strongly year-on-year, driven by higher fees for daily banking services and growth in assets under management, and was largely unchanged on a sequential basis.

Expenses excluding regulatory costs declined marginally year-on-year, as the impact of annual salary increases was largely offset by lower costs for external staffing. Sequentially, expenses excluding regulatory costs fell by 8.7%, primarily reflecting seasonally lower customer acquisition expenses, while the previous quarter had included certain year-end related expenses. Regulatory costs were nil in 1Q2026, whereas 4Q2025 had included the annual booking of the Dutch bank tax.

Risk costs amounted to €38 million in 1Q2026, corresponding to eight basis points of average customer lending.

Retail Belgium (including Luxembourg)

In Luxembourg, activities for Business Banking clients and private individuals are being gradually phased out, with the related results reported in the Corporate Line starting from 1Q2026. We remain fully focused on serving our Private Banking and Wholesale Banking clients in Luxembourg.

Net core lending growth, adjusted for the aforementioned transfer to the Corporate Line, amounted to €0.3 billion in 1Q2026 and was driven by mortgages. Net core deposits growth was €0.5 billion, supported by successful commercial campaigns, particularly within Business Banking.

Commercial net interest income increased on both comparable quarters, reflecting improved liability margins. Treasury-related income decreased compared with both prior periods, reflected in lower other net interest income and other income.

Fee income increased strongly, both year-on-year and sequentially. This was mainly driven by net inflows and higher entry fees on investment products and, sequentially, by higher daily banking fees.

Expenses included €7 million of restructuring costs compared with €29 million in 4Q2025. Expenses excluding regulatory costs and these one-off items declined both year-on-year and sequentially, reflecting the transfer of the Luxembourg run-off portfolio to the Corporate Line and seasonally lower customer acquisition expenses compared with 4Q2025.

Regulatory costs in 1Q2026 and 1Q2025 reflect the annual contribution to the Belgian DGS and the Belgian bank tax.

Risk costs amounted to €88 million in 1Q2026, equivalent to 36 basis points of average customer lending, and were primarily related to business lending.

ING Press Release 1Q2026 11

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account						
	Retail Banking Germany			Retail Banking Other		
In € million	1Q2026	1Q2025	4Q2025	1Q2026	1Q2025	4Q2025
Profit or loss						
Commercial net interest income	583	569	570	987	920	940
Other net interest income	43	53	24	72	48	68
Net interest income	627	622	594	1,060	968	1,008
Net fee and commission income	157	147	210	223	180	180
Investment income	2	2	1	0	1	9
Other income	-49	-46	8	25	73	53
Total income	**737**	**726**	**812**	**1,308**	**1,222**	**1,249**
Expenses excl. regulatory costs	346	337	328	676	644	673
Regulatory costs	-5	12	18	97	83	91
Operating expenses	**341**	**350**	**346**	**773**	**727**	**764**
Gross result	**396**	**377**	**466**	**535**	**495**	**485**
Addition to loan loss provisions	46	35	31	103	78	86
Result before tax	**350**	**342**	**435**	**431**	**417**	**399**
Key financial metrics						
Net core lending growth (in € billion)	1.9	1.5	1.7	3.1	2.8	3.4
Net core deposits growth (in € billion)	0.8	15.3	0.8	3.1	1.8	4.9
Cost/income ratio	46.3%	48.1%	42.6%	59.1%	59.5%	61.2%
Risk costs in bps of average customer lending	16	13	11	32	26	27
Return on equity based on 13.0% CET1[1]	25.0%	26.7%	31.8%	15.8%	19.1%	17.5%
Risk-weighted assets (end of period, in € billion)	29.9	28.3	28.7	55.9	51.7	55.0

[1] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Germany

Net core lending growth in 1Q2026 amounted to €1.9 billion, driven primarily by continued momentum in mortgages and solid growth in consumer lending. The net core deposits growth of €0.8 billion was supported by inflows in savings and term deposits, which were only partially offset by seasonal outflows from current accounts and conversion into investment products.

Commercial net interest income increased compared with both prior periods, reflecting the positive impact of continued volume growth. Other net interest income for 4Q2025 included a €-18 million impact from incentive pay-outs related to a customer acquisition campaign.

Fee income rose year-on-year, driven by a higher number of trades and higher client volumes in investment products, as well as increased fees from mortgage brokerage and daily banking services. Sequentially, fee income also increased (excluding a €66 million one-off recorded in 4Q2025), with growth mainly coming from investment products.

Other income declined versus 4Q2025, as heightened market volatility in 1Q2026 triggered negative results from hedge ineffectiveness in Treasury.

Expenses excluding regulatory costs increased, primarily due to continued investments to support business growth and scalability. Year-on-year, this increase also reflected the impact of annual salary increases, whereas 1Q2025 had included €16 million of legal provisions and restructuring costs. Regulatory costs declined, as 1Q2026 included an adjustment to the expected deposit guarantee scheme contributions.

Risk costs were €46 million, predominantly related to consumer lending, and equivalent to 16 basis points of average customer lending.

Retail Other

Customer balances continued to grow strongly. Net core lending growth amounted to €3.1 billion in 1Q2026. This was driven primarily by a €2.1 billion increase in the mortgage portfolio — notably in Italy, Australia, Spain and Poland — alongside higher business lending in Poland. Net core deposits growth was also €3.1 billion, as strong inflows into savings and deposits more than offset seasonal outflows from current accounts.

The continued expansion of lending and deposit volumes underpinned a strong increase in commercial net interest income, both year-on-year and sequentially. Compared with 4Q2025, performance was further supported by an improved liability margin.

Fee income increased significantly versus both comparable quarters, reflecting broad-based growth across investment products, lending activities and insurance products. Daily banking fees also benefited from a structural shift from other income as from 1Q2026, whereas other income also reflected lower Treasury-related income due to hedge ineffectiveness and valuation adjustments.

Expenses excluding regulatory costs remained broadly stable compared with 4Q2025. On a year-on-year basis, expenses excluding regulatory costs increased, reflecting continued investments in business growth as well as annual salary increases, partly offset by favourable foreign exchange movements.

Risk costs were €103 million, equivalent to 32 basis points of average customer lending, with net additions primarily in Spain and Poland.

ING Press Release 1Q2026 12

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account					
In € million	1Q2026	1Q2025	Change	4Q2025	Change
Profit or loss					
Commercial net interest income	1,038	1,007	3.1%	1,014	2.4%
Other net interest income	-150	-263		-192	
Net interest income	888	744	19.4%	822	8.0%
Net fee and commission income	372	336	10.7%	354	5.1%
Investment income	3	2	50.0%	2	50.0%
Other income	473	678	-30.2%	569	-16.9%
Total income	**1,735**	**1,758**	**-1.3%**	**1,747**	**-0.7%**
of which:					
Lending	818	785	4.2%	837	-2.3%
Daily Banking & Trade Finance	487	495	-1.6%	481	1.2%
Financial Markets	370	415	-10.8%	334	10.8%
Treasury & Other	60	64	-6.3%	95	-36.8%
Total income	**1,735**	**1,758**	**-1.3%**	**1,747**	**-0.7%**
Expenses excl. regulatory costs	906	871	4.0%	883	2.6%
Regulatory costs	49	39	25.6%	151	-67.5%
Operating expenses	**955**	**910**	**4.9%**	**1,034**	**-7.6%**
Gross result	**781**	**848**	**-7.9%**	**714**	**9.4%**
Addition to loan loss provisions	62	138	-55.1%	188	-67.0%
Result before tax	**719**	**710**	**1.3%**	**526**	**36.7%**
Key financial metrics					
Net core lending growth (in € billion)	5.6	-1.8		10.3	
Net core deposits growth (in € billion)	2.9	5.6		-1.8	
Cost/income ratio	55.0%	51.8%		59.1%	
Income over average risk-weighted assets (in bps)[1]	466	466		469	
Risk costs in bps of average customer lending	12	29		38	
Return on equity based on 13.0% CET1[2]	10.7%	10.1%		8.2%	
Risk-weighted assets (end of period, in € billion)	149.2	149.7	-0.3%	148.6	0.4%

1) Annualised total income divided by average RWA.
2) Annualised after-tax return divided by average equity based on 13.0% of RWA.

Amid ongoing geopolitical uncertainty, Wholesale Banking remained closely aligned with its clients and continued to grow both customer lending and customer deposits. This client-driven momentum supported a further increase in commercial net interest income and delivered strong fee income. Other income declined, as heightened market volatility in 1Q2026 weighed on Treasury and Financial Markets revenues. Effective capital management kept risk-weighted assets largely flat while lending volumes increased. Total income over average risk-weighted assets remained broadly stable at 466 basis points. With expenses well controlled and risk costs benefiting from a substantial release related to a single client, the return on equity improved to 10.7%.

Net core lending growth was €5.6 billion, driven by a strong €7.8 billion net inflow in Lending, which was partly offset by the repayment of a short-term Working Capital Solutions facility in 1Q2026. Net core deposits growth was €2.9 billion, reflecting higher deposits in Payments & Cash Management (PCM).

In Lending, total income rose 4.2% year-on-year, reflecting higher volumes as well as increased fee income from lead arranger transactions and completed syndications. This was partly offset by adverse currency movements and negative revaluations. Income declined slightly versus 4Q2025, as higher interest income was offset by lower fee income.

Daily Banking & Trade Finance income declined slightly year-on-year, with continued margin compression in PCM almost fully mitigated by improved performance in Trade Finance Services and higher activity in Working Capital Solutions. Sequentially, income from Daily Banking & Trade Finance increased modestly, as higher volumes and fee income from Trade & Commodity Finance and Trade Finance Services more than offset margin compression in PCM.

Financial Markets income increased 11% compared with the seasonally low fourth quarter, supported by higher levels of client activity, notably in Commodities, Equity Derivatives and Capital Markets issuance. Year-on-year income declined, mainly due to a particularly strong 1Q2025 performance in Rates, Equity Derivatives and Non-Linear products.

Income from Treasury & Other declined, particularly on a quarter-on-quarter basis. Heightened market volatility related to geopolitical developments resulted in initial negative results from hedge ineffectiveness in Treasury. This was partly offset by higher income from Corporate Finance, which benefited from increased deal flow.

Expenses in 1Q2026 included €18 million of restructuring costs. Excluding regulatory costs and these restructuring costs, expenses were well contained. The impact of salary indexation and ongoing multi-year investment initiatives was largely mitigated by savings from earlier restructurings and by favourable currency effects year-on-year.

Risk costs in 1Q2026 were limited to €62 million, equivalent to 12 basis points of average customer lending. A management overlay of €49 million related to the war in the Middle East was more than offset by a large repayment of a Stage 3 loan.

ING Press Release 1Q2026 13

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account					
	1Q2026	1Q2025	Change	4Q2025	Change
Profit or loss					
Commercial net interest income	0	0		0	
Other net interest income	76	107		76	
Net interest income	76	107	-29.0%	76	0.0%
Net fee and commission income	2	-2		3	-33.3%
Investment income	0	20	-100.0%	0	
Other income	-29	-38		-68	
Total income	**48**	**88**	**-45.5%**	**11**	**336.4%**
of which:					
Foreign currency hedging	71	152	-53.3%	97	-26.8%
Financial stakes[1]	26	28	-7.1%	26	0.0%
Other Corporate Line	-49	-92		-113	
Total income	**48**	**88**	**-45.5%**	**11**	**336.4%**
Expenses excl. regulatory costs	119	117	1.7%	143	-16.8%
Regulatory costs	1	0		0	
Operating expenses	**120**	**117**	**2.6%**	**143**	**-16.1%**
Gross result	**-72**	**-30**		**-133**	
Addition to loan loss provisions	9	0		0	
Result before tax	**-81**	**-30**		**-133**	

[1] 'Financial stakes' contains ING's stake in TMBThanachart Bank (TTB), Bank of Beijing and Van Lanschot Kempen.

Activities for Business Banking clients and private individuals in Luxembourg are being gradually phased out, with the related results reported in the Corporate Line as from 1Q2026.

Total income declined year-on-year, primarily reflecting lower income from foreign currency hedging and the absence of the €39 million interim dividend from our stake in Bank of Beijing that had been recognised in 1Q2025. These effects were partly offset by higher derivative valuation results, which also contributed to an increase in total income quarter-on-quarter. Furthermore, 4Q2025 included a €16 million receivable related to the earlier insolvency of a Dutch financial institution.

Operating expenses rose slightly year-on-year. The fourth quarter of 2025 included €70 million of incidental cost items (versus €5 million in 1Q2026), as well as a VAT refund.

ING Press Release 1Q2026

14

Use of alternative performance measures

Our reported results are presented in accordance with IFRS-EU accounting standards as detailed in our annual report. In addition, in the discussion of our business performance, we use a number of alternative performance measures, including commercial net interest income, return on tangible equity, and net core lending and deposits growth.

We consider commercial net interest income, and the derived commercial net interest margin, to be useful information because the scope is restricted to those products that are mainly interest driven and excludes the interest on products where performance measurement is primarily done based on fee income or at the total income level (including Financial Markets and Treasury). Commercial net interest income also excludes significant volatile items in lending and liability net interest income, thus removing items that distort period-on-period comparisons.

We consider net core lending and deposits growth to be useful information to track our real commercial growth in customer balances. Net core lending and deposits growth measures the development of our customer lending and deposits, adjusted for currency impacts and changes in the Treasury and run-off portfolios.

The following tables show how the alternative performance measures can be reconciled to the reported results.

Reconciliation commercial net interest income (NII)	1Q2026	1Q2025	Change	4Q2025	Change
Net interest income (IFRS)	**4,055**	**3,622**	**12.0%**	**3,818**	**6.2%**
Exclude: Non-lending and non-liability NII[1]	-5	-172		-92	
Exclude: Significant volatile items[2]	0	0		-18	
Commercial net interest income	**4,060**	**3,794**	**7.0%**	**3,928**	**3.4%**
Of which: Lending net interest income[3]	2,265	2,109	7.4%	2,224	1.8%
Of which: Liability net interest income[4]	1,795	1,685	6.5%	1,704	5.3%

[1] Non-lending and non-liability NII mainly includes NII for Financial Markets and Treasury. In Financial Markets this primarily reflects the funding costs of positions for which associated revenue is reported in 'other income'. For Treasury, it includes the funding costs of specific money market and FX transactions where an offsetting revenue is recorded in 'other income', as well as interest income from other Treasury activities (such as foreign currency ratio hedging) that are not allocated to Retail or Wholesale. Furthermore, other NII includes the funding costs for our equity stakes, the NII related to investment portfolios, as well as the effect of indexation of NII required by IAS 29 due to hyperinflation in Türkiye.
[2] Significant volatile items in lending and liability NII are lending- and liability-related interest items that management would consider as outside the normal course of business and large enough to distort a proper period-on-period comparison. In 4Q2025, it included a €-18 million impact from the pay-out of incentives in Germany (4Q2025).
[3] Lending NII includes the NII on mortgages, consumer lending, business lending, Wholesale Lending, Working Capital Solutions and Trade Finance Services. The NII is net, i.e., after internal funds transfer pricing.
[4] Liability NII includes the NII on savings, deposits and current accounts. It excludes the NII on deposits in the Financial Markets and Treasury portfolios. The NII is net, i.e., after internal funds transfer pricing.

Reconciliation return on tangible equity (ROTE)[1]	1Q2026	1Q2025	Change	4Q2025	Change
IFRS-EU shareholders' equity	**50,872**	**51,675**	**-1.6%**	**49,698**	**2.4%**
Exclude: Interim profit not included in CET1 capital	3,681	2,879		2,125	
Exclude: Intangible assets	1,552	1,374		1,510	
Adjusted IFRS-EU shareholders' equity	**45,639**	**47,422**	**-3.8%**	**46,062**	**-0.9%**
Adjusted IFRS-EU shareholders' equity - average	45,851	47,125	-2.7%	46,316	-1.0%
Net result attributable to shareholders of the parent	**1,556**	**1,455**	**6.9%**	**1,411**	**10.3%**
Return on tangible equity (ROTE)[2]	**13.6%**	**12.3%**		**12.2%**	

[1] As from 1Q2026, ING has transitioned from ROE to ROTE; the prior period ratios have been computed retrospectively using the same methodology.
[2] Annualised net result divided by average IFRS-EU shareholders' equity (based on quarter-end balances) excluding reserved profits not included in CET1 capital and excluding intangible assets.

Reconciliation net core lending growth 1Q2026	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer lending (IFRS) - 1Q2026	**744.0**	**183.4**	**97.0**	**117.4**	**132.6**	**209.9**	**3.8**
Customer lending (IFRS) - 4Q2025	727.6	179.2	100.1	116.6	128.4	203.1	0.3
Customer lending growth	**16.4**	**4.3**	**-3.1**	**0.8**	**4.2**	**6.8**	**3.5**
Exclude: FX impact	2.9	0.0	0.0	0.0	1.4	1.5	0.0
Exclude: Movements in Treasury, run-off portfolios and other	-1.5	0.1	-3.4	-1.1	-0.3	-0.3	3.5
Net core lending growth[1]	**15.0**	**4.1**	**0.3**	**1.9**	**3.1**	**5.6**	**0.0**

[1] Net core lending growth represents the development in loans and advances to customers excluding provision for loan losses, adjusted for currency impacts, Treasury and run-off portfolios.

Reconciliation net core deposits growth 1Q2026	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer deposits (IFRS) - 1Q2026	**753.1**	**223.6**	**97.0**	**159.2**	**178.9**	**93.9**	**0.5**
Customer deposits (IFRS) - 4Q2025	721.4	209.1	96.5	157.7	173.4	84.6	0.0
Customer deposits growth	**31.7**	**14.4**	**0.5**	**1.5**	**5.5**	**9.3**	**0.5**
Exclude: FX impact	0.7	0.0	0.0	0.0	0.6	0.1	0.0
Exclude: Movements in Treasury, run-off portfolios and other	23.8	14.5	0.0	0.7	1.8	6.3	0.5
Net core deposits growth[1]	**7.2**	**-0.1**	**0.5**	**0.8**	**3.1**	**2.9**	**0.0**

[1] Net core deposits growth represents the development in customer deposits, adjusted for currency impacts, Treasury and run-off portfolios.

ING Press Release 1Q2026 15

Share information	1Q2026	4Q2025	3Q2025	2Q2025	1Q2025
Shares (in millions, end of period)					
Shares outstanding	2,876.6	2,902.4	2,935.9	2,980.8	3,050.2
Average number of shares outstanding	2,890.2	2,916.0	2,960.3	3,012.5	3,071.5
Treasury shares	43.7	119.1	85.6	166.6	97.2
Share price (in euros)					
End of period	22.11	24.01	22.08	18.63	17.99
High	26.13	24.03	22.23	19.15	18.87
Low	21.72	20.49	18.63	15.10	15.06
Net result per share (in euros)	0.54	0.48	0.60	0.56	0.47
Shareholders' equity per share (end of period in euros)	17.68	17.12	16.84	16.48	16.94
Dividend per share (in euros)	-	0.736	-	0.35	-
Price/earnings ratio[1]	10.1	11.3	11.0	9.4	9.1
Price/book ratio	1.25	1.40	1.31	1.13	1.06

[1] Four-quarter rolling average.

Financial calendar	
Payment date for final dividend 2025 (NYSE)[1]	Friday 1 May 2026
Publication results 2Q2026	Thursday 30 July 2026
Ex-date for interim dividend 2026 (Euronext Amsterdam)[1]	Monday 3 August 2026
Record date for interim dividend 2026 entitlement (Euronext Amsterdam)[1]	Tuesday 4 August 2026
Record date for interim dividend 2026 entitlement (NYSE)[1]	Tuesday 4 August 2026
Payment date for interim dividend 2026 (Euronext Amsterdam)[1]	Monday 10 August 2026
Payment date for interim dividend 2026 (NYSE)[1]	Monday 17 August 2026
Publication results 3Q2026	Thursday 29 October 2026

[1] Only if any dividend is paid

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 60,000 employees offer retail and wholesale banking services to customers in over 100 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

ING aims to put sustainability at the heart of what we do. Our policies and actions are assessed by independent research and ratings providers, which give updates on them annually. ING's ESG rating by MSCI has been upgraded from 'AA' to 'AAA' in October 2025. As of June 2025, in Sustainalytics' view, ING's management of ESG material risk is 'Strong' with an ESG risk rating of 18.0 (low risk).

ING Group shares are also included in major sustainability and ESG index products of leading providers. Here are some examples: Euronext, STOXX, Morningstar and FTSE Russell.

Further information

- For more on results publications, visit the quarterly results publications page on www.ing.com.
- For more on investor information, visit www.ing.com/investors.
- For news updates, visit the newsroom on www.ing.com or via X (@ING_news feed).
- For ING photos such as board members, buildings, etc. visit Flickr.

ING Press Release 1Q2026 16

ING Press Release 1Q2026 17 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014 (‘Market Abuse Regulation’). ING Group’s financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2025 ING Group consolidated financial statements. All figures in this document are unaudited. Small differences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) changes affecting interest rate levels (3) any default of a major market participant and related market disruption (4) changes in performance of financial markets, including in Europe and developing markets (5) fiscal uncertainty in Europe and the United States (6) discontinuation of or changes in ‘benchmark’ indices (7) inflation and deflation in our principal markets (8) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (9) failures of banks falling under the scope of state compensation schemes (10) non - compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (11) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine, other existing or emerging military conflicts, the risk of further military escalation, geopolitical tensions, trade restrictions and the related international response measures (12) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (13) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (14) ING’s ability to meet minimum capital and other prudential regulatory requirements (15) changes in regulation of US commodities and derivatives businesses of ING and its customers (16) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (17) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (18) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (19) operational and IT risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence (20) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing (21) changes in general competitive factors, including ability to increase or maintain market share (22) inability to protect our intellectual property and infringement claims by third parties (23) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (24) changes in credit ratings (25) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change, diversity, equity and inclusion and other ESG - related matters, including data gathering and reporting and also including managing the conflicting laws and requirements of governments, regulators and authorities with respect to these topics (26) inability to attract and retain key personnel (27) future liabilities under defined benefit retirement plans (28) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (29) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (30) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain ESG - related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third - party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third - party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information. This document may also discuss one or more specific transactions and/or contain general statements about ING’s ESG approach. The approach and criteria referred to in this document are intended to be applied in accordance with applicable law. Due to the fact that there may be different or even conflicting laws, the approach, criteria or the application thereof, could be different. Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (‘SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward - looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason. This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.